SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 14D-9/A

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                           EUROWEB INTERNATIONAL CORP.
                            (NAME OF SUBJECT COMPANY)

                           EUROWEB INTERNATIONAL CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    298801101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Frank R. Cohen
                          CFO, Secretary and Treasurer
                                 445 Park Avenue
                                   15th Floor
                               New York, NY 10022
                                Tel: 212-758-9870

                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
             PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                             Jeffrey E. Cohen, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                               New York, NY 10036
                                Tel: 212-626-4936

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]


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     This Amendment No. 3 amends and supplements the Statement on Schedule 14D-9
(the "Statement") initially filed with the Securities and Exchange Commission (the "SEC") on March 4, 2002, in response to the offer by Everest Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of EuroWeb International Corp., a
Delaware corporation (the "Company"), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), as amended by the Amended Offer described in the Amendment No. 2 to the Schedule 14D-9 filed by the Company on March 25, 2002.

     This Amendment No. 3 is being filed by the Company.

ITEM 8.    ADDITIONAL INFORMATION

     ITEM 8 of the Statement, as amended to date, is hereby supplemented with the following additional information:

     On March 19, 2002, an offer was made to the KPN Group for all of its common stock of the Company at $2.50 per Share (the "Klenner Offer"). The Klenner Offer is described in detail in "Item 8 - Additional Information" in the Amendment No. 2 to the Schedule 14D-9 filed by the Company on March 25, 2002.

     In a letter to KPN dated March 29, 2002 (the "March 29 Letter"), Mr. Klenner stated that AMTEL was raising its bid to acquire all of the Shares of the Company owned by KPN from $2.50 to $3.00. The March 29, 2002 Letter also indicated that AMTEL "has the intention to offer the same terms as offered to KPN to the remaining shareholders while giving the public shareholders the opportunity to stay with EWEB by holding on to their shares". The letter also stated that "the entities [the Company, AMTEL and Malibu Telecommunications Ltd.] will be merged and that it will be the merged entity's obligation to pay shareholders selling EWEB stock". Mr. Klenner further stated in the March 29, 2002, Letter that it was his understanding that the Company's Board of Directors "will approve the merger", that is the proposed merger of the Company and Malibu Telecommunications Ltd. into AMTEL with AMTEL as the surviving entity (the "Merger").

     On April 3, 2002 KPN issued a statement disclosing that it was "investigating" the revised offer from Mr. Klenner and that if the offer were serious that KPN "might consider it".

     Thereafter, also on April 3, 2002 KPN delivered a letter (the "KPN Letter") to the Special Committee asking whether the Board of Directors of the Company (represented by the Special Committee) would approve the proposal from AMTEL. KPN requested that the Special Committee respond by 8:00 a.m., Dutch time, on April 4, 2002 in order "to allow KPN to make its judgement on the offer".

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

     Following receipt of the KPN Letter, the Special Committee held a telephonic meeting to discuss its response to KPN. The Special Committee considered the fact that no offer had yet been formally communicated to the Company by Mr. Klenner or any of his affiliates, nor had any definitive agreement regarding the proposed sale of KPN's stake in the Company to AMTEL been reached. Furthermore, no details regarding the financing of the proposed acquisition and merger transactions had been made available to the Company And no background, business or financial information concerning AMTEL or its affiliates been delivered to the Company. As a result, the Special Committee determined that it was not in a position to approve or reject the proposed sale of KPN's Shares to AMTEL, the Merger or the other transactions contemplated thereby. The Special Committee also noted that, contrary to the assertion of Mr. Klenner in the March 29, 2002 Letter, the Board of Directors of the Company had not agreed to approve the Merger or the other transactions contemplated thereby.

     The Special Committee determined that it would not consider the Klenner Offer or any related proposal until such time as it had received:

o copies of a definitive purchase and sale agreement that the parties to the arrangement certify they are prepared to sign;

o detailed background materials and financial information on AMTEL and its control affiliates;

o documents that indicate clearly how all of the proposed transactions are to be financed; and

o copies of a proposed merger or other business combination arrangement that precisely spell out the terms and conditions of the proposed merger of the Company with and into AMTEL and the amount and terms of payment of the consideration to be offered to the Company's public stockholders in the proposed business combination.

     The Special Committee further determined that it would not support any transaction which did not fairly value the Company's assets, present business operations and future prospects, or any proposal that suggested that the Company's existing funds would be used, in whole or in part, solely for the benefit of a single or small group of stockholders.

     The Special Committee directed its outside legal counsel to prepare a response to the KPN Letter commensurate with the foregoing determinations. On April 3, 2002, the Company's outside legal counsel sent a letter to KPN setting forth the position of the Special Committee in response to KPN's request.

     Copies of the March 29 Letter, the KPN Letter and the response from the Special Committee's counsel are attached hereto as exhibits to the Schedule 14D-9.

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


ITEM 9.    EXHIBITS

     The following materials are filed herewith as exhibits to this Schedule 14D-9.


EXHIBIT NO.                           DESCRIPTION
(i)(1) Letter dated March 29, 2002 from Peter Klenner to Koninklijke KPN Corp. Participations.
(i)(2) Letter dated April 3, 2002 from L.R. van Vliet of KPN to the Special Committee of the Board of Directors of EuroWeb International Corp.
(i)(3)      Letter dated April 3, 2002 from Coudert Brothers to KPN.





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



                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                        EUROWEB INTERNATIONAL CORP.

                        By: /s/ Frank R. Cohen
                        Name: Frank R. Cohen
                        Title: CFO, Secretary and Treasurer



Date: April 4, 2002



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